

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 27, 2009

Mr. Richard B. Abshire
Chief Financial Officer
Adams Resources & Energy, Inc.
4400 Post Oak Pkwy., Suite 2700
Houston, Texas 77027

> **Re: Adams Resources & Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Response Letter Dated December 24, 2008**
> **File No. 1-07908**

Dear Mr. Abshire:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis, page 16

Critical Accounting Policies and Use of Estimates, page 24

Fair Value Accounting, page 24

1.   We have considered the information you provided in response to prior comment 1, regarding your accounting for various purchase and sale contracts at fair value, including your example of a typical purchase and sale arrangement. Your example reveals a gain on a purchase contract that is associated with the interval between its initiation and the point of negotiating an offsetting contract, i.e. the period of exposure to market in advance of hedging, with subsequent changes in

market prices offset. You disclose that "...significant levels of earning are recognized in the period of contract initiation rather than the period when the service is provided..." and you state in point 1 that gross margins "...are front-ended into the period in which contracts are executed." Your example indicates that your ability to realize profit on these arrangements depends on success during the speculative period, in advance of offsetting contracts.

Given that you indicate that personnel and other costs associated with servicing the accounts or performing under the contracts are incurred in subsequent periods, it does not appear that your characterization of the derivative gains or losses as *gross margin* is accurate. Please utilize a more descriptive term when describing the effects of accounting for your derivative contracts at fair value. Please also disclose the relative significance of performance costs, compared to commodity costs, to better understand the "loss of margin" risk you associate with settlement in point 2; and explain how your knowledge of these costs is factored into the timing of securing offsetting contracts.

Further, your disclosure in point 3 stating that fair value accounting "complicates and confuses" the picture of stated financial conditions and liquidity suggests an anomaly in your financial reporting that warrants clarification. We see that you report risk management assets and liabilities on your balance sheet and have a reconciling item in the operating section of your Statements of Cash Flows to adjust net earnings for changes in these accounts in determining the measure of operating cash flows, as expected. Given your assertions of compliance with GAAP, and lack of similar characterization for the other reconciling items on page 34, we do not understand your rationale in casting the financial presentation as unconventional, or not representing a fair picture of the economics associated with your contract accounting.

Please disclose how frequent and to what extent gains and losses secured by offsetting contracts in one period are diminished or negated in subsequent periods, as suggested by the risk you describe in point 2 as arising from the "conversion of stated contracts or planned volumes into actual physical commodity movement volumes…." If your contracts include provisions accommodating non or partial performance, it should be clear how these provisions are reflected in your fair value accounting. Please submit the disclosures that you propose to address these various points with your next reply.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief